Exhibit 99.3

CNOVA N.V.

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice for the AGM

Notice is hereby given of the annual general meeting of shareholders of Cnova N.V. (the “Company”) to be held on Wednesday, May 20, 2015, at 2.00 p.m. CET, at Steigenberger Airport Hotel, Stationsplein ZW 951, 1117 CE Schiphol-Oost, the Netherlands (the “AGM”).

Agenda for the AGM

The agenda for the AGM, as proposed by the Company’s Board of Directors (the “Board”), is as follows:

1.              Opening of the AGM

2.              Annual report for the financial year 2014 (discussion item)

3.              Disclosure of remuneration in the annual accounts for the financial year 2014 (discussion item)

4.              Allocation of losses and dividend policy (discussion item)

5.              Adoption of the annual accounts for the financial year 2014 (voting item)

6.              Release from liability of the members of the Board with respect to the performance of their duties during the financial year 2014 (voting item)

7.              Instruction to Ernst & Young Audit for the external audit of the Company’s annual accounts for the financial year 2015 (voting item)

8.              Reappointment of Didier Lévêque as Non-Executive Director (voting item)

9.              Appointment of Silvio José Genesini Jr. as Non-Executive Director (voting item)

10.       Appointment of Antoine Giscard d’Estaing as Non-Executive Director (voting item)

11.       Reappointment of Germán Pasquale Quiroga Vilardo as Executive Director (voting item)

12.       Authorization of the Board to acquire ordinary shares in the capital of the Company (voting item)

13.       Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares (voting item)

14.       Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares (voting item)

15.       Questions

16.       Closing of the AGM

Availability of AGM Materials

Copies of (i) this notice, (ii) the explanatory notes to the agenda for the AGM, (iii) the annual accounts for the financial year 2014 (the “Annual Accounts”), (iv) the annual report for the financial year 2014 (the “Annual Report”), (v) the relevant information to be added to the Annual

Accounts and the Annual Report, as prescribed by Dutch law, and (vi) templates of the applicable proxy forms and proxy cards (the “AGM Materials”) are available on the Company’s website (www.cnova.com) (the  “Website”). The relevant AGM Materials will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the SEC’s website (www.sec.gov).

Copies of the Annual Accounts, the Annual Report and the relevant information to be added to the Annual Accounts and the Annual Report, as prescribed by Dutch law, are available for inspection by the Company’s shareholders (the “Shareholders”) and others with meeting rights under Dutch law in respect of the Company (“Others with Meeting Rights”) at the Company’s office address (Schiphol Boulevard 273, 1118 BH Schiphol, the Netherlands) (the “Office Address”). Shareholders and Others with Meeting Rights may obtain copies of these documents free of charge.

The Company will ensure that the relevant AGM Materials are also disseminated, as appropriate, to the U.S. beneficial owners holding ordinary shares in the capital of the Company through a bank, broker or other nominee (“US Shareholders”) and French beneficial owners holding ordinary shares in the capital of the Company through a bank, broker or other nominee through Euroclear France (“French Shareholders”) (in each case through Cede & Co., as nominee for the Depository Trust Company). For French Shareholders, Euroclear France will contact the financial intermediary keeping their share account in order for them to obtain the relevant AGM Materials from BNP Paribas, who will centralize the process for the French Shareholders.

Record date

Those who are the Shareholders and Others with Meeting Rights on April 22, 2015 (the “Record Date”) and who are registered as such in the Company’s shareholders register (or any part thereof held on the Company’s behalf) (the “Register”) will have the right to attend and, if they have voting rights, vote at the AGM.

Record Date Registration

Shareholders and Others with Meeting Rights who are not yet registered in the Register may request their registration in the Register up to and including the Record Date by means of a written request sent either to the Office Address, to the attention of the Board, or by e-mail to: investor@cnova.com

Participation in the AGM

Those who are Shareholders and Others with Meeting Rights on the Record Date and who are registered as such in the Register may either attend the AGM and, if relevant, vote at the AGM in person, or authorize a third party to attend and, if relevant, vote at the AGM on their behalf through the use of a proxy form, of which a template has been made available on the Website as part of the AGM Materials.

US Shareholders and French Shareholders may not vote the ordinary shares beneficially owned by them in person at the AGM, unless first having obtained (where appropriate, through the relevant bank, broker or other nominee) a signed proxy from the relevant Shareholder who is registered as the holder of such ordinary shares in the Register on the Record Date, giving the beneficial owner concerned the right to vote the relevant ordinary shares.

US Shareholders and French Shareholders (through BNP Paribas) who wish to vote their shares through the use of a proxy form will direct (where appropriate, through the relevant bank, broker or other nominee) American Stock Transfer & Trust Company to vote on their behalf.

Proxy cards and proxy forms must be completed in accordance with the instructions set forth in the templates thereof and must be returned no later than May 15, 2015 (the “Cut-off Date”). Proxy cards and proxy forms received after the Cut-off Date may be disregarded.

Shareholders and Others with Meeting Rights who wish to exercise their meeting rights and, if relevant, voting rights at the AGM in person must notify the Company thereof no later than on the Cut-off Date, either in writing (such notice to be sent to the Company’s office address, as set out above, to the attention of the Board), or by sending an e-mail to investor@cnova.com. The aforesaid is applicable to US Shareholders and French Shareholders wishing to attend the AGM in person, provided that such US Shareholders and French Shareholders must obtain and provide a current brokerage statement or other proof of ownership in order to attend and vote at the AGM.

The Board of Directors

April 8, 2015